SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Robert B. Knauss, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 19, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:                      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Private Equity IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus IX GP L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. WPP GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Partners GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

The Reporting Persons previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 2, 2006, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 26, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to herein as the “Original Schedule 13D”).  As disclosed in Amendment No. 6 to the Original Schedule 13D, the Reporting Persons determined to no longer file amendments to the Original Schedule 13D jointly with the JLL Reporting Persons (as defined in the Original Schedule 13D).  Accordingly, the Reporting Persons filed a separate Schedule 13D with the SEC on March 16, 2012, as amended by Amendment No. 1 thereto filed with the SEC on April 17, 2012, as amended by Amendment No. 2 thereto filed with the SEC on June 19, 2012, as amended by Amendment No. 3 thereto filed with the SEC on April 15, 2015, as amended by Amendment No. 4 thereto filed with the SEC on July 30, 2015, as amended by Amendment No. 5 thereto filed with the SEC on August 3, 2015 (the “Schedule 13D”).  Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 4 to the Schedule 13D.  All capitalized terms used herein but not defined shall have the meaning set forth in the Schedule 13D.

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 6 is filed by (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); (ii) Warburg Pincus IX GP L.P., a Delaware limited partnership (“WP IX GP”), the general partner of WP IX; (iii) WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of WP IX GP; (iv) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), the sole member of WPP GP; (v) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), the general partner of WP Partners; (vi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP; (vii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP IX; and (viii) Charles R. Kaye and Joseph P. Landy, who are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the entities listed in clauses (i) through (vii).  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by such entities listed in clauses (i) through (vii).  WP IX, WP IX GP, WPP GP, WP Partners, WP Partners GP, WP, WP LLC, Mr. Kaye and Mr. Landy collectively are referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act, as amended (the “Exchange Act”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Exchange Act is attached hereto as Exhibit A.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On November 19, 2015, WP IX entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Deutsche Bank Securities Inc., as underwriter (the “Underwriter”), relating to the previously announced secondary offering by WP IX of 7,000,000 shares of Common Stock of the Company.  The offering is expected to close on or about November 25, 2015, subject to customary closing conditions.

Pursuant to the Underwriting Agreement, the Company and WP IX agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities and to pay certain expenses associated with the offering.  WP IX also agreed, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock of the Company without, in each case, the prior written consent of Deutsche Bank Securities Inc. for a period beginning on the date of the Underwriting Agreement and continuing for sixty (60) days after the date of the Underwriting Agreement.  The offering of the shares of Common Stock of the Company described above is registered under the

Securities Act, of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-3, as amended, including the prospectus dated November 26, 2014, the preliminary prospectus supplement dated November 19, 2015 and a final prospectus supplement dated November 19, 2015.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit B, and incorporated by reference herein.

As of the date of this Amendment No. 6, except as set forth in this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5. Interest in Securities of the Issuer

Section (a), Section (b), and Section (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of its direct ownership of 20,263,266 shares of Common Stock of the Company, WP IX may be deemed to be the beneficial owner of 20,263,266 shares of Common Stock of the Company, which represents 18.54% of the outstanding shares of Common Stock of the Company. The percentages used in this Schedule 13D are calculated based upon a total of 109,267,948 shares of Common Stock of the Company issued and outstanding as of November 18, 2015, as disclosed in a prospectus supplement filed with the SEC on November 19, 2015, by the Company pursuant to Rule 424(b)(5) under the Securities Act.

(b) Each of WP IX GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC may be deemed to share with WP IX, the power to vote or to direct the vote and to dispose or to direct the disposition of the 20,263,266 shares of Common Stock of the Company, which WP IX may be deemed to beneficially own as of the date of this filing. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by WP IX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person, other than WP IX, or any of its affiliates is the beneficial owner of any shares of Common Stock of the Company for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)  During the last sixty (60) days there were no transactions in the Common Stock of the Company effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 6 is incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of November 20, 2015.

Exhibit B	Underwriting Agreement, dated as of November 19, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2015
WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By:   Warburg Pincus IX GP L.P., its General Partner
By:   WPP GP LLC, its General Partner
By:   Warburg Pincus Partners, L.P., its Managing Member
By:   Warburg Pincus Partners GP LLC, its General Partner
By:   Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Partner
Dated: November 20, 2015
WARBURG PINCUS IX GP L.P.
By:   WPP GP LLC, its General Partner
By:   Warburg Pincus Partners, L.P., its Managing Member
By:   Warburg Pincus Partners GP LLC, its General Partner
By:   Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Partner
Dated: November 20, 2015	WPP GP LLC By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member
	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Partner
Dated: November 20, 2015	WARBURG PINCUS PARTNERS, L.P. By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member
	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Partner

Dated: November 20, 2015	WARBURG PINCUS PARTNERS GP LLC By: Warburg Pincus & Co., its Managing Member
	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Partner
Dated: November 20, 2015	WARBURG PINCUS & CO.
	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Partner

Dated: November 20, 2015	WARBURG PINCUS LLC
	By:	/s/ Robert B. Knauss
		Name: Title:	Robert B. Knauss Managing Director
Dated: November 20, 2015	CHARLES R. KAYE
	By:	/s/ Robert B. Knauss
		Name: By:	Charles R. Kaye Robert B. Knauss, Attorney-in-Fact*
Dated: November 20, 2015	JOSEPH P. LANDY
	By:	/s/ Robert B. Knauss
		Name: By:	Joseph P. Landy Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.